SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                         Commission File Number 0-22582

                           NOTIFICATION OF LATE FILING

[ x ] Form 10-K  [   ] Form 11-K  [   ] Form 20-F

[   ] Form 10-Q  [   ]  Form N-SAR

For Period Ended: December 31, 1998
                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form N-SAR
                       [ ] Transition Report on Form 11-K

For Period Ended: September 30, 1999

         Read attached instruction sheet before preparing form. Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                         Part I. Registrant Information

          Full name of registrant: Institutional Equity Holdings, Inc.
                    Former name if applicable: Euromed Inc.
                     Address of principal executive office
                 (street and number) 8214 Westchester suite 500
                 City, State and Zip Code: Dallas, Texas 75225

                        Part II. Rule 12b-25 (b) and (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[ X ]             (a)      The  reasons  described  in  reasonable  detail in
                           Part III  of this form  could not be
                           eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[   ]             (c)      The  accountant's  statement  or  other  exhibit
                           required by Rule 12b-25(c) has been attached if applicable.

                               Part III. Narrative

         State below in reasonable detail the reasons why Form 10-KSB, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.


Auditor is unable to complete the form 10q until he receives the appropriate statements from the Company's bank & brokerage accounts. Institutional Equity anticipates filing the document within the extended time made available to them.


                           Part IV. Other Information

         (1) Name and telephone number of person to contact in regard to this notification:
                           William M. Mosley         (214)    692-3565
                  (Name)                       (Area Code)  (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
                  If the answer is no, identify report(s).
                                                   [  X  ]  Yes   [   ]   No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                      [   ]  Yes   [  x  ]   No

                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:   September 15, 1999       By:      _/s/:  Robert A. Shuey,  III
      ------------------          ---------------------------------
                                   Name: Robert A. Shuey, III
                                    Title: Chief Executive Officer
                                      -----------------------

                  Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
         Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).